Exhibit 12.1

Landmark Infrastructure Partners LP

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions

(In thousands, except ratio data)

	Landmark Infrastructure Partners LP (3)										Predecessor to Landmark Infrastructure Partners LP (3)
	For the Nine Months Ended September 30, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014		Period From November 19, 2014 to December 31, 2014		Period From January 1, 2014 to November 19, 2014		Year Ended December 31, 2013
Earnings: (1)
Income before income tax expense	$10,074		$9,921		$1,205		$2,530		$(2,698)		$5,559		$5,648
Add (deduct):
Fixed charges	12,931		13,923		10,958		8,942		361		7,471		5,407
Capitalized interest	—		—		—		—		—		—		—
Total earnings	$23,005		$23,844		$12,163		$11,472		$(2,337)		$13,030		$11,055
Fixed charges: (1)
Interest expense	$12,931		$13,923		$10,958		$8,942		$361		$7,471		$5,407
Capitalized interest	—		—		—		—		—		—		—
Estimate of interest within rental expense	—		—		—		—		—		—		—
Total fixed charges	$12,931		$13,923		$10,958		$8,942		$361		$7,471		$5,407
Preferred unit distributions	4,672		2,660		—		—		—		—		—
Total fixed charges and preferred unit distributions	$17,603		$16,583		$10,958		$8,942		$361		$7,471		$5,407
Ratio of Earnings to Fixed Charges	1.78	x	1.71	x	1.11	x	1.28	x	—	(2)	1.74	x	2.04	x
Ratio of Earnings to Fixed Charges and Preferred Distributions (4)	1.31	x	1.44	x	1.11	x	1.28	x	—	(2)	1.74	x	2.04	x

(1)

For purposes of this presentation, earnings represent income before income tax expense adjusted for fixed charges and capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of deferred loan costs and estimate of interest in rent expense.

(2)	Earnings were inadequate to cover fixed charges by $2.7 million for the period from November 19, 2014 to December 31, 2014.
(3)

Prior-period financial information has been retroactively adjusted for certain assets acquired direct from our sponsor Landmark Dividend LLC (“Landmark”) and affiliates during the year ended December 31, 2016 and 2015. For further information, see the financial statements and the accompanying notes and other information included in the Partnership’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2017 to be filed with the Securities and Exchange Commission on November 2, 2017 and the Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Securities and Exchange Commission on February 23, 2017.

(4)

The Ratio of Earning to Fixed Charges and Preferred Distributions was equal to the Ratio of Earning to Fixed Charges for the periods prior to April 4, 2016 as no Preferred Units were issued prior to April 4, 2016.